FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Enrico Roger A.	2. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 100 Crescent Court, Suite 700	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 4/1/2003
(Street) Dallas TX 75201				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
PepsiCo, Inc. Common Stock								50,131.00	D

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units	1-for-1	3/31/2003		A	V	513.96 (1,2)		Immediately	(3)	PepsiCo, Inc. Common Stock	513.96	$28.61 (1)		D
Phantom Stock Units	1-for-1	3/31/2003		A	V	1,168.71 (1,2)		Immediately	(4)	PepsiCo, Inc. Common Stock	1,168.71	$28.61 (1)		D
Phantom Stock Units	1-for-1	4/1/2003		I			1,829.76 (1)	Immediately	(3)	PepsiCo, Inc. Common Stock	1,829.76	$28.60 (1)		D
Phantom Stock Units	1-for-1	4/1/2003		I			8,336.19 (1)	Immediately	(4)	PepsiCo, Inc. Common Stock	8,336.19	$28.60 (1)	444,915.17	D

Explanation of Responses:

1. As of 4/12/02, amounts held in Company stock fund reflect unit accounting. All figures have been adjusted to reflect the conversion from phantom shares to phantom units.
2. This amount was credited to the reporting person's account as a dividend reinvestment.
3. The reporting person elected to receive cash payouts from his deferred compensation account, commencing upon retirement. Certain payouts were in the form of a lump sum; others are in quarterly installments payable over twenty years.
4. The reporting person elected to receive quarterly cash payouts from this deferred compensation account commencing on 4/01/03.

/s/ David R. Andrews	April 3, 2003

David R. Andrews Attorney-in-fact ** Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.